UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Aaron’s, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

002535300

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 210

Orlando, FL 32819

(407) 909-8015

With a copy to:

Bradley L. Finkelstein

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 002535300	13D
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
7,277,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
7,277,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,277,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 71,977,000 shares of common stock, par value $0.50 per share, outstanding as of February 10, 2014, as reported in the Form 10-K for the fiscal year ended December 31, 2013 of Aaron’s, Inc.

	CUSIP No. 002535300	13D
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
7,277,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
7,277,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,277,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 71,977,000 shares of common stock, par value $0.50 per share, outstanding as of February 10, 2014, as reported in the Form 10-K for the fiscal year ended December 31, 2013 of Aaron’s, Inc.

	CUSIP No. 002535300	13D
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
7,277,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
7,277,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,277,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 71,977,000 shares of common stock, par value $0.50 per share, outstanding as of February 10, 2014, as reported in the Form 10-K for the fiscal year ended December 31, 2013 of Aaron’s, Inc.

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on February 7, 2014, as amended on February 28, 2014, March 7, 2014, March 14, 2014 and March 28, 2014 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Items 4 and 7 of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 14, 2014, the Issuer filed a complaint against the Reporting Persons in the United States District Court for the Northern District of Georgia. The Reporting Persons believe that the allegations in the complaint are meritless and will contest them vigorously. The complaint is attached to this Statement as Exhibit 7 and incorporated herein by reference.

On April 17, 2014, Vintage Capital submitted a letter to the Board of Directors of the Issuer. In the letter, Vintage Capital withdrew its proposal to acquire the Issuer for $30.50 per share of Common Stock. Also on April 17, 2014, Vintage Capital issued a press release containing the full text of such letter. The press release is attached to this Statement as Exhibit 8 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended to add the following:

Exhibit Number	Description
7	Complaint, filed in the United States District Court for the Northern District of Georgia on April 14, 2014.
8	Press Release of Vintage Capital Management, LLC, dated April 17, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2014

VINTAGE CAPITAL MANAGEMENT, LLC
By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager
KAHN CAPITAL MANAGEMENT, LLC
By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager
/s/ Brian R. Kahn
Brian R. Kahn

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement.*
2	Letter to the Board of Directors of Aaron’s, Inc., dated February 7, 2014.*
3	Letter to the Board of Directors of Aaron’s, Inc., dated February 28, 2014.*
4	Press Release of Vintage Capital Management, LLC, dated March 7, 2014.*
5	Press Release of Vintage Capital Management, LLC, dated March 14, 2014.*
6	Press Release of Vintage Capital Management, LLC, dated March 28, 2014.*
7	Complaint, filed in the United States District Court for the Northern District of Georgia on April 14, 2014.
8	Press Release of Vintage Capital Management, LLC, dated April 17, 2014.

_____________________________

* Previously filed.